centrica

URGENT FAX MESSAGE

082-04578

To:	Office of International Corporation Finance, SEC	**Date:**	23 March, 2009
Fax:	001 202 772 9207		
From:	Secretariat	**No. of pages**	**15** (inc. this one)

Please find attached a recently released Stock Exchange Announcement.

Secretariat

[redacted]

09045730

SUPPL

RECEIVED
2009 MAR 30 P 2:35

Dw 3/31

Secretariat 2nd Floor Millstream Maidenhead Road Windsor Berkshire SL4 5GD
Telephone: **01753 494000** Facsimile: **01753 494019**

23 March 2009

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
USA

Dear Sir / Madam

Centrica plc

The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

For and on behalf of
Centrica plc

Enc

23 March 2009

Publication of Final Terms

The following Final Terms are available for viewing:

Final terms for the issue by Centrica plc of GBP 50,000,000 5.125 per cent. Notes due 2014 to be consolidated and form a single series with the GBP 250,000,000 5.125 per cent. Notes due 2014 issued on 10 March 2009 issued pursuant to the U.S. $6,000,000,000 Euro Medium Term Note Programme

To view the full document, please paste the following URL into the address bar of your browser:

http://www.rns-pdf.londonstockexchange.com/rns/2884P_-2009-3-23.pdf

For further information, please contact

Enquiries:

Centrica Media Relations: 01753 494085
Centrica Investor Relations: 01753 494900

DISCLAIMER – INTENDED ADDRESSEES

FINAL TERMS

24 March 2009

CENTRICA PLC
Issue of GBP 50,000,000 5.125 per cent. Notes due 2014
(to be consolidated and form a single series with the GBP 250,000,000 5.125 per cent. Notes due 2014 issued on 10 March 2009)
under the U.S.$6,000,000,000
Euro Medium Term Note Programme

PART A - CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Base Prospectus dated 26 September 2008, as supplemented by the Supplementary Prospectus dated 3 November 2008, the Supplementary Prospectus dated 26 February 2009 and the Supplementary Prospectus dated 20 March 2009 (as so supplemented, the **Base Prospectus**) which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the **Prospectus Directive**). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Base Prospectus. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Base Prospectus. The Base Prospectus is available for viewing during normal business hours at and copies may be obtained from the registered office of the Issuer at Millstream, Maidenhead Road, Windsor, Berkshire SL4 5GD and from HSBC Bank plc at 8 Canada Square, London E14 5HQ.

The Notes will, upon the exchange of the temporary global note (the **Temporary Global Note**) for the permanent global note (the **Permanent Global Note**), be consolidated and form a single Series with the Original Notes (as defined in paragraph 2 (ii) below).

1.	Issuer:	Centrica plc
2.	(i) Series Number:	13
	(ii) Tranche Number:	2. The Notes will, on or after 3 May 2009 and upon the exchange of the Temporary Global Note for the Permanent Global Note, be consolidated and form a single Series with the GBP 250,000,000 5.125 per cent. Notes due 2014 issued on 10 March 2009 (the **Original Notes**)
3.	Specified Currency or Currencies:	Sterling (**GBP**)
4.	Aggregate Nominal Amount:	
	(i) Series:	GBP 300,000,000 with effect from the date on which the Temporary Global Note is exchanged for the Permanent Global Note as described under paragraphs 2(ii) and 24(i)
	(ii) Tranche:	GBP 50,000,000
5.	Issue Price:	99.914 per cent. of the Aggregate Nominal Amount of the Tranche plus accrued interest for the period from and including 10 March 2009 to but excluding the Issue Date at the rate of 5.125 per cent. per annum

6.	(i)	Specified Denomination(s):	GBP 50,000 and integral multiples of GBP 1,000 in excess thereof up to and including GBP 99,000. No Notes in definitive form will be issued with a denomination above GBP 99,000.
	(ii)	Calculation Amount:	GBP 1,000
7.	(i)	Issue Date:	24 March 2009
	(ii)	Interest Commencement Date (if different from the Issue Date):	10 March 2009
8.		Maturity Date:	10 December 2014
9.		Interest Basis:	Fixed Rate (further particulars specified below)
10.		Redemption/Payment Basis:	Redemption at par
11.		Change of Interest Basis or Redemption/Payment Basis:	Not Applicable
12.		Put/Call Options:	Investor Put (further particulars specified below)
13.	(i)	Status of the Notes:	Senior
	(ii)	Date of Board approval for issuance of Notes obtained:	19 September 2008
14.		Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15.		Fixed Rate Note Provisions	Applicable
	(i)	Rate(s) of Interest:	5.125 per cent. per annum payable annually in arrear, subject to the provisions of paragraph 1 (*Step Up Coupon*) of the Schedule hereto
	(ii)	Interest Payment Date(s):	10 December in each year from and including 10 December 2009 (the **First Interest Payment Date**) up to and including the Maturity Date
	(iii)	Fixed Coupon Amount(s):	GBP 51.25 per Calculation Amount, except in respect of the Fixed Interest Period ending on (but excluding) the First Interest Payment Date
	(iv)	Broken Amount(s):	GBP 38.61 per Calculation Amount, payable on the First Interest Payment Date
	(v)	Day Count Fraction:	Actual/Actual (ICMA)
	(vi)	Determination Date(s):	10 December in each year
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	See paragraph 1 (*Step Up Coupon*) of the Schedule hereto
16.		Floating Rate Note Provisions	Not Applicable
17.		Zero Coupon Note Provisions	Not Applicable
18.		Index Linked Interest Note Provisions	Not Applicable
19.		Dual Currency Note Provisions	Not Applicable

PROVISIONS RELATING TO REDEMPTION

20.	Issuer Call:	Not Applicable
21.	Investor Put:	Applicable; see paragraph 2 (*Investor Put*) of the Schedule hereto
	(i) Optional Redemption Date(s):	See paragraph 2 of the Schedule hereto
	(ii) Optional Redemption Amount and method, if any, of calculation of such amount(s):	See paragraph 2 of the Schedule hereto
	(iii) Notice period (if other than as set out in the Conditions):	See paragraph 2 of the Schedule hereto
22.	Final Redemption Amount of each Note:	GBP 1,000 per Calculation Amount
23.	Early Redemption Amount of each Note payable on redemption for taxation reasons or on event of default and/or the method of calculating the same (if required or if different from that set out in Condition 7(e)):	GBP 1,000 per Calculation Amount

GENERAL PROVISIONS APPLICABLE TO THE NOTES

24.	Form of Notes:	
	(i) Form	Bearer Notes: Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for definitive Bearer Notes only upon an Exchange Event
	(ii) New Global Note:	Yes
25.	Additional Financial Centre(s) or other special provisions relating to Payment Dates:	Not Applicable
26.	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
27.	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
28.	Details relating to Instalment Notes:	
	(i) Instalment Amount(s):	Not Applicable
	(ii) Instalment Date(s):	Not Applicable
29.	Redenomination applicable:	Redenomination not applicable
30.	Other final terms:	See Schedule hereto

DISTRIBUTION

31.	(i)	If syndicated, names of Managers:	Not Applicable
	(ii)	Date of Subscription Agreement:	Not Applicable
	(iii)	Stabilising Manager (if any):	Not Applicable
32.		If non-syndicated, name of relevant Dealer:	The Royal Bank of Scotland plc
33.		U.S. Selling Restrictions:	Reg. S Compliance Category 2; TEFRA D
34.		Additional selling restrictions:	Not Applicable

LISTING AND ADMISSION TO TRADING

35.	(i)	Listing and Admission to trading:	Application has been made by the Issuer (or on its behalf) for the Notes to be admitted to trading on the London Stock Exchange's regulated market with effect from the Issue Date. On exchange of the Temporary Global Note for the Permanent Global Note, the Notes will be consolidated and form a single series with the Original Notes. The Original Notes were admitted to trading on the London Stock Exchange's regulated market with effect from 10 March 2009.
	(ii)	Estimate of total expenses related to admission to trading:	GBP 2,700

PURPOSE OF FINAL TERMS

These Final Terms comprise the final terms required for issue and admission to trading on the London Stock Exchange's regulated market of the Notes described herein pursuant to U.S.$6,000,000,000 Euro Medium Term Note Programme of Centrica plc.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of Centrica plc:

By: [signature]
Duly authorised

By: [signature]
Duly authorised

PART B - OTHER INFORMATION

1. **RATINGS**

Ratings:	The Notes to be issued have been rated: S & P: A (negative outlook) Moody's: A3 (stable)

2. **INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE**

Save for any fees payable to the Dealer, so far as the Issuer is aware, no person involved in the issue of the Notes has an interest material to the offer.

3. **REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES**

Not Applicable

4. **YIELD** *(Fixed Rate Notes only)*

Indication of yield:	5.147 per cent., calculated on an annual basis. The yield is calculated at the Issue Date on the basis of the Issue Price. It is not an indication of future yield.

5. **PERFORMANCE OF INDEX/FORMULA, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING** *(Index-Linked Notes only)*

Not Applicable

6. **PERFORMANCE OF RATE[S] OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT** *(Dual Currency Notes only)*

Not Applicable

7. **OPERATIONAL INFORMATION**

(i)	Temporary ISIN Code:	XS0418789839
(ii)	ISIN Code upon consolidation with Series 13, Tranche 2:	XS0416397098
(iii)	Temporary Common Code:	041878983
(iv)	Common Code upon consolidation with Series 13, Tranche 2:	041639709
(v)	Any clearing system(s) other than Euroclear Bank S.A./N.V. and Clearstream Banking, société anonyme and the relevant identification number(s):	Not Applicable
(vi)	Delivery:	Delivery against payment
(vii)	Names and addresses of additional Paying Agent(s) (if any):	Not Applicable
(viii)	Intended to be held in a manner which would allow Eurosystem eligibility:	Yes. Note that the designation "yes" simply means that the Notes are intended upon issue to be deposited with one of the ICSDs as common safekeeper and does not

necessarily mean that the Notes will be recognised as eligible collateral for Eurosystem monetary policy and intra-day credit operations by the Eurosystem either upon issue or at any or all times during their life. Such recognition will depend upon satisfaction of the Eurosystem eligibility criteria.

SCHEDULE

1. **STEP UP COUPON**

The rate of interest payable on the Notes as indicated in paragraph 15(i) of Part A of these Final Terms (the **Initial Interest Rate**) will be subject to adjustment if a Step Up Coupon Event (as defined below) occurs and, within the Step Up Coupon Event Period, a Rating Downgrade in respect of a Step Up Coupon Event occurs. From and including the first Interest Payment Date following the occurrence of a Rating Downgrade in respect of a Step Up Coupon Event (the **Rating Downgrade Interest Payment Date**) the Initial Interest Rate payable on the Notes shall be increased by the Applicable Interest Rate Increase (as defined below).

If, at any time after a Rating Downgrade in respect of a Step Up Coupon Event has occurred, the then current rating of the Notes assigned by each Rating Agency is increased to A-/A3 (or equivalent or better) the rate of interest payable on the Notes shall, from and including the first Interest Payment Date following such increase (the **Rating Upgrade Interest Payment Date**), be equal to the Initial Interest Rate.

For these purposes:

(A) A **Step Up Coupon Event** shall be deemed to have occurred if within three years of the Issue Date of the Notes, any member of the Issuer's Group acquires, directly or indirectly:

(i) 10 per cent. or more of the equity share capital of British Energy Group plc; or

(ii) assets representing 10 per cent. or more in value of the gross assets of British Energy Group plc (the percentage of the value of such gross assets represented by such assets acquired to be calculated as at the date of completion of the relevant acquisition in accordance with the "gross assets test" set out in Annex 1 to Listing Rule 10 as if the "gross asset test" applied to a disposal by British Energy Group plc and its subsidiary undertakings).

(B) A **Step Up Coupon Event Period** means the period commencing on 10 March 2009 and ending 90 days after the later of (i) the date on which the Step Up Coupon Event occurs, (ii) the date on which the Step Up Coupon Event is publicly announced and (iii) the date on which the Issuer notifies the Trustee in writing of the occurrence of the Step Up Coupon Event (or such longer period not exceeding 360 days during which the rating of the Notes is under consideration (as announced publicly or notified in writing to the Issuer or the Trustee within the first mentioned period) for rating review or, as the case may be, rating by a Rating Agency).

(C) A **Rating Downgrade** shall be deemed to have occurred in respect of a Step Up Coupon Event if:

(1) on the date of the Step Up Coupon Event the Notes carry from any Rating Agency (as defined below):

(i) a rating from any Rating Agency, and such rating is within the Step Up Coupon Event Period downgraded by one or more notches (*for illustration, A-/A3 to BBB+/Baa1 being one notch*) or withdrawn and is not within the Step Up Coupon Event Period subsequently (in the case of a downgrade) upgraded or (in the case of a withdrawal) reinstated to its earlier credit rating or better by such Rating Agency; or

(ii) no credit rating, and no Rating Agency assigns within the Step Up Coupon Event Period an investment grade credit rating to the Notes; and

(2) in making the relevant decision(s) referred to above, the relevant Rating Agency announces publicly or confirms in writing to the Issuer or the Trustee that such decision(s) resulted, in whole or in part, from the occurrence, or anticipated occurrence, of a Step Up Coupon Event.

If the rating designations employed by either Moody's or S&P are changed from those which are described in subparagraph (1) above, or if a rating is procured from a Substitute Rating Agency, the Issuer shall determine, with the agreement of the Trustee (not to be unreasonably withheld or delayed), the rating designations of Moody's or S&P or such Substitute Rating Agency (as appropriate) as are most equivalent to the prior rating designations of Moody's or S&P and subparagraph (1) shall be read accordingly.

(D) The **Applicable Interest Rate Increase** in respect of each Interest Period shall be the rate per annum determined from the table set out below by reference to the ratings assigned to the Notes by Moody's or S&P as a result of a Rating Downgrade in respect of a Step Up Coupon Event on the basis that:

(1) if the ratings assigned to the Notes by Moody's and S&P appear in the same row in the table below, the Applicable Interest Rate Increase will be equal to the Applicable Increase Amount set out in that row multiplied by two;

(2) if the ratings assigned to the Notes by Moody's and S&P do not appear in the same row in the table below, the Applicable Interest Rate Increase will be the sum of the Applicable Increase Amounts set out in each row in which the ratings appear;

(3) if only one rating is assigned to the Notes, the Applicable Interest Rate Increase will be equal to the Applicable Increase Amount set out in the same row as such rating category in the table below multiplied by two; and

(4) if there is no rating assigned to the Notes, the Applicable Interest Rate Increase will be the Applicable Increase Amount set out in row 3 in the table below multiplied by two.

If the rating designations employed by either Moody's or S&P are changed from those which are described in the table below, or if a rating is procured from a Substitute Rating Agency, the Issuer shall determine, with the agreement of the Trustee (not to be unreasonably withheld or delayed), the rating designations of Moody's or S&P or such Substitute Rating Agency (as appropriate) as are most equivalent to the prior rating designations of Moody's or S&P and, accordingly, the Applicable Interest Rate Increase which would apply to the Notes in respect of each such rating.

Row No.	Rating Category		Applicable Increase Amount
	S&P	Moody's	
1	BBB+	Baa1	0.25 per cent.
2	BBB	Baa2	0.50 per cent.
3	BBB- or lower or if there is no rating	Baa3 or lower or if there is no rating	0.75 per cent.

(E) In this Schedule:

equity share capital has the meaning given in section 548 of the Companies Act 2006;

Issuer's Group means the Issuer and its subsidiary undertakings;

Listing Rules means the listing rules made by the Financial Services Authority of the United Kingdom in its capacity as the competent authority for the purposes of Part VI of the Financial Services and Markets Act 2000;

Rating Agency means Moody's Investors Service, Inc. (**Moody's**) or Standard & Poor's Rating Services, a division of the McGraw-Hill Companies Inc, (**S&P**) or their respective successors or any rating agency (a **Substitute Rating Agency**) substituted for any of them by the Issuer from time to time with the prior written approval of the Trustee; and

subsidiary undertaking has the meaning given in section 1162 of the Companies Act 2006.

As soon as possible after the relevant Rating Downgrade Interest Payment Date or the relevant Rating Upgrade Interest Payment Date but in no event later than the fourth London Business Day thereafter, the Principal Paying Agent will cause the adjusted rate of interest to be notified to the Issuer, the Trustee and any stock exchange on which the Notes are for the time being listed and notice thereof to be published in accordance with Condition 14. For the purposes of this paragraph, the expression **London Business Day** means a day (other than a Saturday or a Sunday) on which banks and foreign exchange markets are open for general business in London.

The Trustee is under no obligation to ascertain whether a Step Up Coupon Event or Rating Downgrade, or any event which could lead to the occurrence of, or could constitute, a Step Up Coupon Event has occurred and, until it shall have actual knowledge or notice pursuant to the Trust Deed to the contrary, the Trustee may assume that no Step Up Coupon Event or Rating Downgrade or other such event has occurred.

2. INVESTOR PUT

As indicated in paragraph 21 of Part A of these Final Terms, "Investor Put" is specified to be applicable to the Notes. For the purposes of these Notes, Condition 7(d) (as set forth in the Base Prospectus dated 26 September 2008 as supplemented by a Supplementary Prospectus dated 3 November 2008 and a Supplementary Prospectus dated 26 February 2009) shall be deemed to be deleted and replaced by the following:

"*(d) Redemption at the option of the Noteholders (Investor Put)*

(A) A **Put Event** will be deemed to occur if:

(i) any person (being an individual, partnership, company, corporation, unincorporated organisation, trust or joint venture, or any governmental agency or political subdivision thereof) or any persons acting in concert (as defined in the City Code on Takeovers and Mergers) or any person or persons acting on behalf of any such person(s) (the **Relevant Person**) at any time directly or indirectly own(s) or acquire(s): (A) more than 50 per cent of the issued or allotted ordinary share capital of the Issuer or (B) such number of shares in the capital of the Issuer carrying more than 50 per cent of the total voting rights attached to the issued or allotted share capital of the Issuer that are normally exercisable at a general meeting of the Issuer (such event being a **Change of Control**), provided that a Change of Control shall be deemed not to have occurred if all or substantially all of the shareholders of the Relevant Person are, or immediately prior to the event which would otherwise have constituted a Change of Control were, the shareholders of the Issuer with the same (or substantially the same) pro rata interest in the share capital of the Relevant Person as such shareholders have, or as the case may be, had in the share capital of the Issuer; and

(ii) on the date (the **Relevant Announcement Date**) that is the earlier of (x) the date of the first public announcement of the relevant Change of Control; and (y) the date of the earliest Relevant Potential Change of Control Announcement (if any), the Notes carry from any Rating Agency (as defined below):

(A) an investment grade credit rating *(Baa3/BBB-, or equivalent, or better)*, and such rating from any Rating Agency is within the Change of Control Period either downgraded to a non-investment grade credit rating (*Ba1/BB+, or equivalent, or worse*) or withdrawn and is not within the Change of Control Period subsequently (in the case of a downgrade) upgraded or (in the case of a withdrawal) reinstated to an investment grade credit rating by such Rating Agency; or

(B) a non-investment grade credit rating *(Ba1/BB+, or equivalent, or worse)*, and such rating from any Rating Agency is within the Change of Control Period downgraded by one or more notches (*for illustration, Ba1/BB+ to Ba2/BB being one notch*) or withdrawn and is not within the Change of Control Period subsequently (in the case of a downgrade) upgraded or (in the case of a withdrawal) reinstated to its earlier credit rating or better by such Rating Agency; or

(C) no credit rating, and no Rating Agency assigns within the Change of Control Period an investment grade credit rating to the Notes,

provided that if on the Relevant Announcement Date the Notes carry a credit rating from more than one Rating Agency, at least one of which is investment grade, then sub-paragraph (A) will apply; and

(iii) in making the relevant decision(s) referred to above, the relevant Rating Agency announces publicly or confirms in writing to the Issuer or the Trustee that such decision(s) resulted, in whole or in part, from the occurrence of the Change of Control or the Relevant Potential Change of Control Announcement.

(B) If a Put Event occurs, the holder of each Note shall have the option to require the Issuer to redeem or, at the Issuer's option, purchase (or procure the purchase of) each such Note on the Put Date (as defined below) at an amount equal to its Final Redemption

Amount (the **Optional Redemption Amount**) together with interest accrued to but excluding the date of redemption or purchase. Such option (the **Put Option**) shall operate as set out below.

(C) Promptly upon the Issuer becoming aware that a Put Event has occurred the Issuer shall, and at any time upon the Trustee becoming similarly so aware the Trustee may, and if so requested by the holders of at least one-quarter in nominal amount of the Notes then outstanding or if so directed by an Extraordinary Resolution of the Noteholders, shall (subject in each case to being indemnified to its satisfaction), give notice (a **Put Event Notice**) to the Noteholders in accordance with Condition 14 specifying the nature of the Put Event and the procedure for exercising the option contained in this Condition 7(d).

(D) To exercise the option to require the redemption or purchase of a Note under this Condition 7(d) the holder of the Note must deliver such Note at the specified office of any Paying Agent at any time during normal business hours of such Paying Agent falling within the period (the **Put Period**) of 45 days after a Put Event Notice is given, accompanied by a duly signed and completed notice of exercise in the form (for the time being current) obtainable from the specified office of any Paying Agent (a **Put Notice**). The Note should be delivered together with all Coupons appertaining thereto maturing after the date which is seven days after the expiry of the Put Period (the **Put Date**), failing which the Paying Agent will require payment of an amount equal to the face value of any missing such Coupon. Any amount so paid will be reimbursed in the manner provided in Condition 6 against presentation and surrender of the relevant missing Coupon (or any replacement therefor issued pursuant to Condition 11) at any time after such payment, but before the expiry of the period of five years from the Relevant Date (as defined in Condition 8) in respect of that Coupon. Payment in respect of any such Note will be made on the Put Date either (i) by transfer to the bank account (if any) specified in the relevant Put Notice or (ii) if no bank account is so specified, by cheque posted to the address specified in the relevant Put Notice. The Issuer shall redeem or purchase the relevant Notes in accordance with this Condition 7(d) unless such Notes have been previously redeemed and cancelled.

Any Put Notice or other notice given in accordance with the standard procedures of Euroclear and Clearstream, Luxembourg given by a holder of any Note pursuant to this Condition 7(d) shall be irrevocable except where prior to the due date of redemption an Event of Default shall have occurred and be continuing in which event such holder, at its option, may elect by notice to the Issuer to withdraw the Put Notice and instead to declare such Note forthwith due and payable pursuant to Condition 10.

If 80 per cent. or more in nominal amount of the Notes outstanding as at the day immediately preceding the day on which the Put Event Notice was given have been redeemed pursuant to this Condition 7(d), the Issuer may, on not less than 30 nor more than 60 days' notice to the Noteholders given within 30 days after the Put Date, redeem, at its option, all, but not some only, of the remaining Notes at the Optional Redemption Amount plus interest accrued to but excluding the date of such redemption.

(E) If the rating designations employed by either Moody's or S&P are changed from those which are described in paragraph (A)(ii) above, or if a rating is procured from a Substitute Rating Agency, the Issuer shall determine, with the agreement of the Trustee (not to be unreasonably withheld or delayed), the rating designations of Moody's or S&P or such Substitute Rating Agency (as appropriate) as are most equivalent to the prior rating designations of Moody's or S&P and paragraph A(ii) shall be read accordingly.

(F) The Trustee is under no obligation to ascertain whether a Put Event or Change of Control, or any event which could lead to the occurrence of, or could constitute, a Put Event or Change of Control, has occurred and, until it shall have actual knowledge or notice pursuant to the Trust Deed to the contrary, the Trustee may assume that no Put Event or Change of Control or other such event has occurred.

(G) In these Conditions:

Change of Control Period means the period commencing on the Relevant Announcement Date and ending 90 days after the Change of Control (or such longer period for which the Notes are under consideration (such consideration having been announced publicly within the period ending 90 days after the Change of Control) for rating review or, as the case may be, rating by a Rating Agency, such period not to exceed 60 days after the public announcement of such consideration);

Rating Agency, Moody's, S&P and **Substitute Rating Agency** have the meanings ascribed to them in the applicable Final Terms in respect of the Notes; and

Relevant Potential Change of Control Announcement means any public announcement or statement by the Issuer, any actual or potential bidder or any adviser thereto relating to any potential Change of Control provided that within 180 days following the date of such announcement or statement, a Change of Control occurs."

centrica

URGENT FAX MESSAGE

To:	Office of International Corporation Finance, SEC	**Date:**	27 March, 2009
Fax:	001 202 772 9207		
From:	Secretariat	**No. of pages**	3 (inc. this one)

Please find attached a recently released Stock Exchange Announcement.

Secretariat

Secretariat 2nd Floor Millstream Maidenhead Road Windsor Berkshire SL4 5GD
Telephone: **01753 494000** Facsimile: **01753 494019**

centrica

27 March 2009

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
USA

Dear Sir / Madam

Centrica plc

The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

For and on behalf of
Centrica plc

Enc

Centrica plc
Registered in England & Wales No 3033654
Registered Office: Millstream, Maidenhead Road, Windsor, Berkshire SL4 5GD

27 March 2009

Centrica plc Annual Report and Accounts 2008

Copies of the following documents have been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's document viewing facility, which is situated at:

Financial Services Authority
25 The North Colonnade
London E14 5HS

- Annual Report and Accounts 2008
- Annual Review and Summary Financial Statements 2008
- Notice of Annual General Meeting 2009

These documents are also available on the Company's website at www.centrica.com/report2008

Enquiries:

Centrica Investor Relations	01753 494900
Centrica Media Relations	01753 494086

centrica

URGENT FAX MESSAGE

To:	Office of International Corporation Finance, SEC	**Date:**	26 March, 2009
Fax:	001 202 772 9207		
From:	Secretariat	**No. of pages**	3 (inc. this one)

Please find attached a recently released Stock Exchange Announcement.

Secretariat

Secretariat 2nd Floor Millstream Maidenhead Road Windsor Berkshire SL4 5GD
Telephone: **01753 494000** Facsimile: **01753 494019**

26 March 2009

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
USA

Dear Sir / Madam

Centrica plc

The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

For and on behalf of
Centrica plc

Enc

26 March 2009

British Gas Energy acquires 22 per cent stake in Secure Electrans Ltd

Centrica plc, through its British Gas Energy division, today announced it has acquired a 22 per cent share of Secure Electrans Ltd for a cash consideration of £4 million.

Secure Electrans Ltd is developing an in-home payment device which will allow prepayment customers to make payments from the convenience of their home. This device will be available exclusively to British Gas customers and commercial roll-out is expected to commence in the next 12 months.

Enquiries:

Centrica Investor Relations: +44 (0)1753 494900

Centrica Media Relations: +44 (0)1753 492551

Note to editors:

Centrica plc is acquiring a 22 per cent stake in Secure Electrans Ltd through its wholly-owned subsidiary, GB Gas Holdings Ltd.

centrica

URGENT FAX MESSAGE

To:	Office of International Corporation Finance, SEC	**Date:**	20 March, 2009
Fax:	001 202 772 9207		
From:	Secretariat	**No. of pages**	3 (inc. this one)

Please find attached a recently released Stock Exchange Announcement.

Secretariat

Secretariat 2nd Floor Millstream Maidenhead Road Windsor Berkshire SL4 5GD
Telephone: **01753 494000** Facsimile: **01753 494019**

20 March 2009

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
USA

Dear Sir / Madam

Centrica plc

The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

For and on behalf of
Centrica plc

Enc

20 March 2009

Publication of Supplement

The following Supplement dated 20 March 2009 (the **Supplement**) to the Base Prospectus (the **Prospectus**) dated 26 September 2008 has been approved by the UK Listing Authority and is available for viewing:

Supplement dated 20 March 2009 to the Base Prospectus dated 26 September 2008

To view the full document, please paste the following URL into the address bar of your browser:

http://www.rns-pdf.londonstockexchange.com/rns/2521P_-2009-3-20.pdf

For further information, please contact

Enquiries:

Centrica Media Relations:	01753 494085
Centrica Investor Relations:	01753 494900

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Supplement and/or the Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Supplement and/or the Prospectus is not addressed. Prior to relying on the information contained in the Supplement and/or the Prospectus you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.